SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on

FORM 11-K

For the fiscal year ended December 31, 2000

Commission file number 0-18287
_______________

ORBITAL SCIENCES CORPORATION
(Exact name of registrant as specified in charter)

Delaware (State of Incorporation of Registrant)	06-1209561 (I.R.S. Employer I.D. No.)

21700 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)

(703) 406-5000
(Registrant’s telephone number)

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
______________________________________________________________________________
(Full Title of the Plans)

Report of Independent Accountants

To the Participants and Administrator of the
    Magellan Systems’ Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Magellan Systems’ Retirement Savings Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
June 26, 2001

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2000	1999

Investments	$16,870,002	$21,285,189

Contributions receivable:

Participant	85,511	50,110

Company	38,858	23,083

Net assets available for benefits	$16,994,371	$21,358,382

See accompanying notes to financial statements.

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2000

Investment income (depreciation)

Net depreciation in fair value of investment	$(2,442,662)

Interest and dividends	201,543

Net investment income (depreciation)	(2,241,119)

Contributions:

Participant	1,939,076

Company	715,635

Total contributions	2,654,711

Net investment income (depreciation) and contributions	413,592

Deductions from net assets attributable to:

Benefits paid to participants	4,745,043

Administrative expenses	4,309

Transfers from the Plan, net	28,251

Total benefits paid and administrative expenses	4,777,603

Net decrease in net assets available for benefits	(4,364,011)

Net assets available for benefits, beginning of year	21,358,382

Net assets available for benefits, end of year	$16,994,371

See accompanying notes to financial statements.

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Magellan Systems’ Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which provides for voluntary participation by eligible employees of Magellan Corporation (the “Company”). The Plan incorporates a salary reduction feature under Section 401(k) of the Internal Revenue Code (the “Code”). The Company is a majority owned subsidiary of Orbital Sciences Corporation (“Orbital” or the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company who has attained at least 21 years of age and is scheduled to work 1,000 hours during a consecutive 12-month period, or is not so scheduled but in fact completes a year of service for participation, is an eligible employee.

Contributions

Participants may contribute up to 15 percent of their total eligible compensation, on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make additional contributions to the Plan on an after-tax basis up to 19 percent, including pre-tax contributions, of eligible compensation.

The Plan provides for Company matching and profit-sharing contributions. Both of these contributions are at the Company’s discretion. The Company’s matching contribution is based on the amount and rate of salary-deferral contributions. In 2000, the Company matched 100 percent of each dollar of participant contributions up to 4 percent of the participant compensation. Each year the Company decides the amount, if any, of its profit-sharing contribution. The Company profit-sharing contribution is calculated as a percentage of gross pay. No profit-sharing contribution was made by the Company for 2000.

Participants direct the investment of their contributions, employer matching contributions, and employer discretionary contributions into various investment options offered by the Plan. The Plan currently offers nine pooled separate accounts, an investment contract with guaranteed rate of return and Orbital Sciences Corporation Common Stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of employee contributions.

Participants’ Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, Company contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations of administrative expenses are based on participants’ contributions, earnings or account balances, as applicable as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. The employer’s matching and discretionary contributions, plus earnings thereon, vest over a period of three years at the rate of 33 1/3 percent per year of service, as defined by the Plan, or immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan.

Payment of Benefits

Participants may withdraw their vested account balances in a lump sum, annual installments, or a combination of both, upon attaining age 59 1/2 or upon retirement at age 65 or after death, long-term disability or qualified financial hardship, as defined in the Plan document. Participants may also withdraw their vested account balances while still in the service of the Company or upon termination of employment with the Company, subject to certain restrictions.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Loans

Participants may borrow from their respective participant accounts up to the lesser of 50 percent of their vested balance or $50,000, reduced by their highest outstanding loan balance in the past twelve months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans are made using an interest-rate commensurate with local prevailing rates as determined by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value, except for the CIGNA Guaranteed Long-Term Account, which is valued at contract value. As discussed in Note 5, due to the periodic rate reset process, the CIGNA Guaranteed Long-Term Account contract value approximates fair value. Quoted market prices as of December 31, 2000 and 1999, respectively, are used to value pooled separate accounts. The Orbital Sciences Corporation Common Stock fund is valued at its year-end closing price. Participant loans receivable are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the Company. For the year ended December 31, 2000, certain administrative services, such as audit and legal fees and Plan management costs, were provided by the Company and the Plan Administrator at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results may differ from those estimates.

New Accounting Pronouncement

Effective in 2001, the Plan may be required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 133, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS No. 133”) which requires that an entity recognize all derivatives and measure those instruments at fair value. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan’s financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide, “Audits of Employee Benefit Plans,” and Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” requiring benefit-responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of those instruments is $2,998,632 at December 31, 2000. The actual impact of adopting SFAS No. 133 on the Plan’s net assets available for benefits will be determined based on the derivative positions and hedging relationships at the date of adoption.

NOTE 3 – FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 1995, that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the June 1995 determination letter. However, the Company believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Code, and therefore, believes that the Plan remains qualified. Therefore, no provision for income taxes has been included in the accompanying financial statements.

NOTE 4 – INVESTMENTS

The following investments represent five percent or more of the Plan’s total net assets available for benefits at December 31, 2000 and 1999.

	2000	1999

Investments at fair value:

Fidelity Advisor Growth Opportunities Fund Account	$2,148,041	$3,605,095

Fidelity Equity – Income II Fund Account	1,345,729	1,480,388

Vanguard Growth and Income Fund Account	3,286,169	4,210,604

Janus Worldwide Fund Account	2,192,988	3,097,371

Vanguard Wellington Fund Account	1,327,623	1,366,835

PBHG Growth Fund Account	1,334,648	1,445,309

Warburg Pincus Emerging Growth Fund Account	1,082,384	1,324,636

Investments at contract value:

CIGNA Guaranteed Long-term Account	$2,998,632	$3,113,805

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,442,662 as follows:

Investments at fair value:
Pooled separate accounts	$(1,884,490)

Common stock	(558,172)

Net change in fair value	$(2,442,662)

NOTE 5 – DEPOSIT WITH INSURANCE COMPANY

The Plan participates in a contract via an investment in the CIGNA Guaranteed Long-Term Account. For the Plan’s investment in the CIGNA Guaranteed Long-Term Account, the Plan was credited with interest at the rate specified in the contract, which was 6.15 percent for the six-month periods ended June 30, 2000 and December 31, 2000. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan’s investments are held by CIGNA in pooled separate accounts, which invest in various mutual funds, an investment contract and in Orbital Sciences Corporation Common Stock. CIGNA is the trustee and Orbital is the Plan Sponsor as defined by the Plan. Thus, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Purchases of $241,614 and sales of $141,563 of Orbital Sciences Corporation Common Stock were made during 2000. The fair value of Orbital Sciences Corporation Common Stock at December 31, 2000 and 1999 was $190,699 and $648,217, respectively.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to the Form 5500:

Net assets available for benefits per the financial statements	$16,994,371

Less amounts payable to withdrawing participants	(4,441)

Net assets available for benefits per the Form 5500	$16,989,930

ADDITIONAL INFORMATION
SCHEDULE I

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

Identity of Issue	Asset Description	Cost	Market Value

* Connecticut General Life Insurance Company Retirement & Investment Services Guaranteed Long-Term Account	Investment Contract, 6.15% stated interest rate	$2,998,632	$2,998,632

Vanguard Wellington Fund Account	Pooled Separate Contract	1,167,760	1,327,623

Fidelity Equity —Income II Fund Account	Pooled Separate Contract	1,143,918	1,345,729

Vanguard Growth and Income Fund Account	Pooled Separate Contract	2,783,011	3,286,169

Fidelity Advisor Growth Opportunities Fund Account	Pooled Separate Contract	2,134,495	2,148,041

PBHG Growth Fund Account	Pooled Separate Contract	1,743,924	1,334,648

Warburg Pincus Advisor Emerging Growth Fund	Pooled Separate Contract	1,010,672	1,082,384

Janus Worldwide Fund Account	Pooled Separate Contract	1,950,511	2,192,988

Small Company Stock —Value I Fund Account	Pooled Separate Contract	205,440	246,835

Warburg Pincus Advisor International Equity Fund Account	Pooled Separate Contract	230,774	214,322

* Orbital Sciences Corporation	Common Stock	804,915	190,699

* Participant Loans	Participant Loans, interest rates ranging from

	7.75% to 10.50% and maturity dates ranging

	from January 2001 to August 2010	—	501,932

			$16,870,002

      *    Denotes a party-in-interest.

ADDITIONAL INFORMATION
SCHEDULE II

MAGELLAN SYSTEMS’ RETIREMENT SAVINGS PLAN
SCHEDULE OF NONEXEMPT TRANSACTIONS
For the year ended December 31, 2000

(a)	(b)	(c)	(i)
Identity of party involved	Relationship	Description of Transaction	Current Value of Asset

Magellan Corporation	Employer	Untimely employer contribution

		deposits:

		October 2000	$12,354

		November 2000	13,465

SIGNATURE

      Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Magellan Systems’ Retirement Savings Plan

Dated: June 29, 2001	By:	/s/ Hollis M. Thompson

Hollis M. Thompson

Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23           Consent of PricewaterhouseCoopers LLP (transmitted herewith)